SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

Explanatory Note

On or about August 2, 2004, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on August 25, 2004 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: August 2, 2004

2

EXHIBIT 1

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 25, 2004

Herzliya, Israel

July 22, 2004

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the ‘Meeting’) of Jacada Ltd., a company formed under the laws of the State of Israel (the ‘Company’), shall be held on Wednesday, August 25, 2004 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1.	To re-elect Ms. Naomi Atsmon to the Board of Directors of the Company to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law—1999) for a term of three years;

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

3.	To amend Article 39 of the Articles of Association of the Company, so as to allow the Company to appoint one director who shall not be a member of the current classes of the Company’s Board of Directors, and who shall be elected for one-year terms;

4.	To elect Mr. Dan Falk to the Board of Directors of the Company to serve for a term of one year;

5.	To approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and to approve the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors.

6.	To fix the number of directors serving on the Company’s Board of Directors at six;

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on July 20, 2004 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your ordinary shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your ordinary shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Yossie Hollander

Chairman of the Board of Directors

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the ‘Shareholders’) of Ordinary Shares, par value NIS 0.01 each (the ‘Ordinary Shares’) of Jacada Ltd. (the ‘Company’), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the ‘Annual General Meeting’ or the ‘Meeting’), or any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, August 25, 2004 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

At the Meeting, Shareholders will be asked:

1.	To re-elect Ms. Naomi Atsmon to the Board of Directors of the Company to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law - 1999) for a term of three years;

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

3.	To amend Article 39 of the Articles of Association of the Company (the ‘Articles’), so as to allow the Company to appoint one director who shall not be a member of the current classes of the Company’s Board of Directors and who shall be elected for one-year terms;

4.	To elect Mr. Dan Falk to the Board of Directors of the Company to serve for a term of one year;

5.	To approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and to approve the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors;

6.	To fix the number of directors serving on the Company’s Board of Directors at six;

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board of Directors has fixed the close of business on July 20, 2004 as the record date (the ‘Record Date’) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business on July 20, 2004, there were 19,277,033 Ordinary Shares entitled to vote.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about August 2, 2004.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on August 25, 2004 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to re-elect Ms. Naomi Atsmon as an External Director, (2) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors, (3) to amend the Articles of Association of the Company, so as to allow the Company to appoint one director, who shall not be classified, to serve for one-year terms, (4) to elect Mr. Dan Falk to the Board of Directors of the Company for an initial term of one year, (5) to approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and to approve the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s existing External Directors, and (6) to fix the number of directors serving on the Company’s Board of Directors at six. See ‘RE-ELECTION OF DIRECTOR,’ ‘RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION’, ‘AMENDMENT OF ARTICLES OF ASSOCIATION’, ‘ELECTION OF NEW UNCLASSIFIED DIRECTOR’, ‘APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH, MR. DAN FALK’, and ‘FIXING THE NUMBER OF DIRECTORS’.

The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on July 20, 2004) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 19,277,033 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing at least 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting.

Required Votes

Re-Election of Director. Under the Israeli Companies Law – 1999 (the ‘Companies Law,’) External Directors (as defined therein) are elected by the shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of a particular nominee will be counted toward such nominee’s achievement of a majority. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the achievement of a majority.

Re-Appointment of Independent Auditors and Approval of Their Annual Remuneration. Pursuant to applicable U.S. securities laws, the Audit Committee of the Board has approved the re-appointment of the independent auditors and their remuneration. Pursuant to applicable Israeli law, the re-appointment of the independent auditors and the fixing of their remuneration are each subject to the vote of the Company’s shareholders, provided that the shareholders of the Company may authorize the Board to approve the remuneration of the independent auditors. Accordingly, the independent auditors shall be elected and the Board of Directors shall be authorized to fix their annual remuneration, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors’ annual remuneration. Ordinary Shares present at the Meeting that are not voted for the independent auditors’ appointment and for authorization of the Board of Directors to fix the auditors’ annual remuneration or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors’ annual remuneration (including broker non-votes) will not be counted toward the achievement of a majority.

Approval of amendments to the Articles of Association of the Company so as to allow the Company to appoint one director, who shall not be classified, to serve for one–year terms. The Company’s Articles requires the affirmative vote of the holders of 75% of the voting power represented at the relevant shareholders meeting, in person or by proxy, for the approval of any amendment to the

Articles. Consequently, only Ordinary Shares that are voted in favor of the proposed amendments of the Articles will be counted toward the achievement of the necessary majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendments (including broker non-votes) will not be counted toward the achievement of the requisite vote.

Approval of the election of Mr. Dan Falk to the Board of Directors of the Company for an initial term of one year. Under the Articles of Association of the Company, as proposed to be amended, one unclassified director is to be elected by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of such nominee. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the achievement of a majority.

Approval of the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and approval of the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors. Under the Companies Law, the terms of indemnification, compensation and grant of options to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. The approval of the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors, shall be approved by the Shareholders at the Meeting, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting thereon. Ordinary Shares present at the Meeting that are not voted for the proposed approval and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed grant of the options to the Directors (including broker non-votes) will not be counted toward the achievement of a majority.

Fixing the number of directors serving on the Company’s Board of Directors at six. The Company’s Articles requires that the Board of Directors of the Company shall consist of between five and fourteen directors, such number to be fixed, from time to time, by the affirmative vote of the holders of 75% of the voting power represented at the relevant shareholders meeting, in person or by proxy, and voting thereon. Consequently, only Ordinary Shares that are voted in favor of the proposed resolution will be counted toward the achievement of the necessary majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendment (including broker non-votes) will not be counted toward the achievement of the requisite vote.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for re-election of the Director named herein, for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration, for approval of the amendments of the Articles of Association so as to allow the Company to appoint one director, who shall not be classified, to serve for one–year terms, for the election of Mr. Dan Falk to the Board of Directors for an initial term of one year, for approval of the execution of an indemnification agreement with Mr. Dan Falk and the grant of options and compensation to Mr. Dan Falk, and for fixing the number of directors of the Company at six.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

RE-ELECTION OF DIRECTOR

In accordance with the terms of the Company’s Articles, the board of directors is divided into three classes and the term of the office of the Class II Directors expires on the date of this Meeting. At the Meeting, it is intended that proxies will be voted for the re-election of the Class II Director, Ms. Naomi Atsmon (other than those directing the proxy holders not to vote for the listed nominee). Ms. Atsmon currently serves as a director of the Company, and, if elected, she shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless her office is earlier vacated under any relevant provision of the Articles and/or the Companies Law. Ms. Naomi Atsmon qualifies as External Director according to the Companies Law.

The Proposed Director

Naomi Atsmon has served as a director of the Company since June 2001. In addition, Ms. Atsmon has served as a director of MessageVine Inc., a private emerging growth company, since October 2002, and as a director of Clicksoftware Technologies Ltd. (NASDAQ: CKSW) since May 2003. Ms. Atsmon served as a Division President of Amdocs Ltd., a provider of information system solutions to communications companies, from July 1997 to December 2002. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon held various positions at Amdocs since 1986.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

‘RESOLVED, that Ms. Naomi Atsmon be, and she hereby is, re-elected to serve as an External Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.’

For the foregoing Resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to elect the above-named as director.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting and that the Board of Directors will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee of the Board has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

‘RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2004 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee of the Board. The Board of Directors be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.’

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution re-appointing Kost Forer Gabbay & Kasierer as the independent auditors of the Company. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

Under the Company’s current Articles, all the Company’s Directors are classified into three classes, as nearly equal in number as possible, with each class holding office for a three-year term. However, the Board of Directors believes that the ability to appoint one additional director who would not be a member of any of the classes in which the Company’s directors currently serve and who would be elected for one-year terms, would enable the Board to add a director who would qualify as an Audit Committee Financial Expert under the Securities Exchange Act of 1934, as amended.

Therefore, it is proposed that the following Special Resolution be adopted at the Meeting:

ARTICLE I

‘RESOLVED, that Article 39 of the current Articles of Association be amended by adding Article 39(c), as following:

(c)	In addition to the directors appointed in accordance with Article 39(a), the Company shall appoint one additional director (the ‘Unclassified Director’) for a one (1) year term and until the following Annual General Meeting to serve on the Company’s Board of Directors, such Unclassified Director to be elected at the Annual General Meeting, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of the Unclassified Director. The Unclassified Director may be classified as a Class II Director at any time by a resolution of the Board of Directors (not including such Unclassified Director). In addition, the position of such Unclassified Director may be classified as a Class II Director at any time by a resolution of the Board of Directors (not including such Unclassified Director), whether or not such position is vacant at such time. Upon the submission of any tender offer (as defined in the Companies Law) for the Company’s shares, such Unclassified Director and the position of such Unclassified Director (even if vacant) shall automatically be classified as a Class II Director (unless determined otherwise by a resolution of the Board of Directors (not including such Unclassified Director) adopted within 30 days of the announcement of such Tender Offer). Upon any such classification as a Class II Director, the director then serving as an Unclassified Director shall continue to serve on the Company’s Board of Directors as a Class II Director and shall be subject to re-election with the Class II Directors. Once the position of the Unclassified Director is classified as a Class II Director, then that position will remain a Class II Director and the position of the Unclassified Director shall no longer exist. The Unclassified Director may be removed from office in accordance with the provisions of Article 39(b) which shall apply, mutatis mutandis.’

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Special Resolution to adopt the proposed amendments to the Articles of the Company. Consequently, only Ordinary Shares that are voted in favor of the amendments will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendments (including broker non-votes) will not be counted toward the proposed Resolutions’ achievement of a majority.

The Board of Directors recommends a vote FOR the amendments of the current Articles of Association so as to allow the Company to appoint an Unclassified Director for one-year terms separate from the existing classified directors.

ELECTION OF NEW DIRECTOR

In accordance with the foregoing proposed amendment to the Company’s Articles, at the Meeting, it is intended that proxies will be voted for the election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). Subject to the Shareholders’ approval of the foregoing proposed amendment to the Company’s Articles, if elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law. If elected, Mr. Falk has agreed to serve on the Audit Committee of the Board of Directors and the Board of Directors has determined that Mr. Falk would qualify as an Audit Committee Financial Expert under the Securities Exchange Act of 1934, as amended.

The Proposed Director

Mr. Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, and Orbotech Ltd., which designs, develops, manufactures and markets yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, all of which are Israeli Nasdaq-listed companies. He is also a director of Dor Chemicals Ltd., Orad Ltd., Visionix Ltd., DMatek Ltd., Medcon Ltd., Ramdor Ltd., Poalim Ventures I Ltd. and Ormat Industries Ltd., all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems and Plastopil Hazorea, both of which are Israeli co-operative societies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of Orbotech from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot Systems Ltd. from 1985 until August 1992. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. prior to joining Orbot.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

‘RESOLVED, that Mr. Dan Falk be, and he hereby is, elected to serve as an Unclassified Director of the Company for a term of one year, until the Annual General Meeting following this Meeting.’

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed election of Mr. Dan Falk to the board of directors to serve as an Unclassified Director for an initial term of one year, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed election (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to elect the above-named as an Unclassified Director.

APPROVAL OF COMPENSATION OF, AND THE EXECUTION OF AN INDEMNIFICATION AGREEMENT WITH, MR. DAN FALK

Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and for the approval of the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

‘RESOLVED, to approve the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, the grant of an option to purchase up to 30,000 Ordinary shares to Mr. Dan Falk and to provide Mr. Dan Falk with the same compensation package granted to the Company’s External Directors.’

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the execution of the Company’s standard directors and officers indemnification agreement with Mr. Dan Falk, and the grant of options and compensation to Mr. Dan Falk on substantially the same terms granted to the Company’s External Directors.

FIXING THE NUMBER OF DIRECTORS

The Company’s Articles requires that the Board of Directors of the Company shall consist of between five and fourteen directors, such number to be fixed, from time to time, by the affirmative vote of the holders of 75% of the voting power represented at the relevant shareholders meeting, in person or by proxy, and voting thereon. Currently, the number of directors serving on the Company’s Board of Directors is fixed at five directors. In accordance with the foregoing proposed amendment to the Company’s Articles, and as discussed above under ‘ELECTION OF NEW DIRECTOR,’ the Board of Directors has nominated Mr. Dan Falk for election by the shareholders to the Board of Directors, if Mr. Dan Falk is elected, the number of directors serving on the Company’s Board of Directors will be increased to six.

Therefore, it is proposed that the following Special Resolution be adopted at the Meeting:

‘RESOLVED, that the number of directors serving on the Company’s Board of Directors be fixed at six.’

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the Special Resolution set forth above. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendment (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR fixing the number of directors serving on the Company’s Board of Directors at six.

ANNUAL REPORT

A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2003) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under ‘Financial Reports.’ Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s Investor Relations department in the U.S. at 770-352-1300 or in Israel at +972 (9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares.

BY ORDER OF THE BOARD OF DIRECTORS,

Yossie Hollander
Chairman of the Board of Directors
Dated: July 22, 2004